JONES DAY
NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212
Direct Number: (216) 586-7302
jpdougherty@JonesDay.com
January 9, 2012
VIA EDGAR
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Susan Block Attorney-Advisor, Division of Corporation Finance

Re:	Goodrich Corporation Preliminary Proxy Statement on Schedule 14A (Revised) Filed December 6, 2011 File No. 001-00892
Ladies and Gentlemen:
     On behalf of Goodrich Corporation (“Goodrich”), this letter and the filing amendments referred to below respond to comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the filing listed above that were contained in your letter dated December 20, 2011.
     For the convenience of the Staff, each comment is repeated in bold before the response. The page numbers or item numbers in the responses refer to pages or items of Goodrich’s amended filing of the Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Note that all defined terms used in this letter have the same meaning as in the Proxy Statement. References to Rules in this letter are to the Rules and Regulations under the Securities Exchange Act of 1934, as amended.
The Merger, page 19
Background of the Merger, page 19
1.	We note your response to our prior comment 4 and reissue in part. We note your disclosure that on August 2, 2011 your Board discussed with management and the financial advisors the possibility of contacting other third parties that might potentially be interested in a transaction with Goodrich. We also note your disclosure regarding your financial advisors’ belief that of potentially interested
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January 9, 2012

third parties most did not have a current interest or the financial capability to effect an acquisition of Goodrich at a higher price than UTC proposed. Please revise to explain your Board’s reasons for not pursuing the option of contacting other third parties that might potentially be interested in a transaction with Goodrich. In this regard, we note your response discusses your Board’s reasoning for not pursuing this option, but such reasoning has not been incorporated into the disclosure related to the August 2, 2011 meeting. Please revise.
     Goodrich has revised the Proxy Statement on pages 22 to 23 in response to the Staff’s comment.
2.	We note your disclosure that on September 18, 2011 your Board determined that an all-cash transaction in excess of $125 would be in the best interests of your shareholders. Please revise to explain how the ultimate all-cash transaction price of $127.50 per share was determined, including which party proposed the final price.
     Goodrich has revised the Proxy Statement on page 25 in response to the Staff’s comment.
Opinion of Our Financial Advisors, page 30
Opinion of Credit Suisse Securities (USA) LLC, page 30
Selected Company Analyses, page 32
3.	We note your response to our prior comment 11 and reissue in part. We note your disclosure in the Selected Companies Analyses section on pages 32 and 33 that certain comparable companies may not have been used in the analysis. Disclose how the selected companies compared in size and value to Goodrich. Were there other companies that were similar to the selected ones? If so, why were these not used as comparisons as well? Similarly revise the Opinion of Citigroup Global Markets Inc. section on page 35, as applicable.
     With respect to the disclosure relating to Credit Suisse’s Selected Companies Analysis, Goodrich has revised the proxy statement on page 33 in response to the Staff’s comment to delete the sentence “As a result, a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded” which apparently has been a source of confusion. The deleted sentence was

January 9, 2012

merely intended to clarify that, because all criteria were evaluated in their entirety and Credit Suisse only sought to identify a sufficient number of companies for purposes of its analysis, it may not have identified all companies that might be deemed comparable to Goodrich. Goodrich supplementally confirms that, in its selected companies analysis, neither Credit Suisse nor Citi specifically excluded companies that it identified as satisfying its selection criteria.
     Goodrich also supplementally advises the Staff that Credit Suisse, as part of its presentation to the Board, dated September 21, 2011 (copies of such presentation have been previously delivered to the Staff on a supplemental basis), did not identify the size or value of the companies used in performing its Selected Company Analysis. Since no additional data regarding the size and value of the selected companies was included in Credit Suisse’s discussion materials provided to the Goodrich Board, Goodrich does not believe it would be appropriate to subsequently ascertain and include that information in the summary of the analyses performed in connection with Credit Suisse’s opinion set forth in the proxy statement. Goodrich supplementally advises the Staff that size and value of the companies referenced in Citi’s selected public companies analysis was not specifically the basis of Citi’s selection criteria for such analysis. However, in light of the Staff’s comment, Goodrich has revised the proxy statement on page 39 to include the range of enterprise values of the selected companies.
Selected Acquisitions Analysis, page 33
4.	Similar to the above comment, we note your response to our prior comment 11 and reissue in part in regards to the selected acquisitions analysis. We note your disclosure that certain comparable transactions may not have been included. Please tell us whether any additional transactions were identified that fit the criteria used but were not used in the analysis. And, if applicable, please explain why these transactions were not used in the analysis. Similarly revise the Opinion of Citigroup Global Markets Inc. section on page 35, as applicable.
     With respect to the disclosure relating to Credit Suisse’s Selected Acquisitions Analysis, Goodrich has revised the proxy statement on page 33 in response to the Staff’s comment to delete the sentence “As a result, a transaction involving the acquisition of a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a transaction involving the acquisition of a similarly sized company with less similar lines of business and greater diversification may have been excluded” which apparently has been a source of confusion. The deleted sentence was merely intended to clarify that, because all criteria were evaluated in their entirety and Credit Suisse only sought to identify a sufficient number of transactions for purposes of its analysis, it may not have identified all transactions that might be deemed comparable to the proposed merger. Goodrich supplementally confirms that, in its selected transactions analysis, neither Credit Suisse nor Citi specifically excluded transactions for which information was publicly available that it identified as satisfying its selection criteria.

January 9, 2012

Certain Financial Information, page 41
5.	We note your response to our prior comment 15 and reissue in part. Please revise to describe any material assumptions or limitations on the projections.
     Goodrich has revised the Proxy Statement on page 41 in response to the Staff’s comment.
Management Continuity Agreements, page 45
6.	We note your added disclosure in response to our prior comment 17. Please revise to also include this disclosure regarding the yet to be determined employment status of executive officers following the effective time of the merger at an appropriate place accompanying the Golden Parachute Compensation table disclosure at page 14.
     Goodrich has revised the Proxy Statement on page 14 in response to the Staff’s comment.
Government and Regulatory Matters, page 49
7.	We note your response to our prior comment 18 and reissue in part. Please refer to the fourth paragraph of this section. We note your disclosure that other regulatory filings or submissions may be required and in certain circumstances, including (but not limited to) in respect of the EC Merger Regulation, receipt of governmental or regulatory approval prior to consummation of the merger is required. Please revise to disclose the status of any submissions requiring approval prior to consummation of the merger, such as the EC Merger Regulation.
     Goodrich has revised the Proxy Statement on page 49 in response to the Staff’s comment.
Material United States Federal Income Tax Consequences, page 49
8.	We note your response to our prior comment 19 and reissue in part. Please also revise the Material United States Federal Income Tax Consequences section on page 7 to state that holders of Goodrich common stock are encouraged to consult their own tax advisors, rather than stating that they “should” consult their own tax advisors.

January 9, 2012

     Goodrich has revised the Proxy Statement on page 7 in response to the Staff’s comment.
Additional Information, page 76
9.	Please revise to specifically incorporate by reference your Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed on October 27, 2011 and your Current Report on Form 8-K filed on October 27, 2011.
     Goodrich has revised the Proxy Statement on page 76 in response to the Staff’s comment.
10.	We note your response to our prior comment 23 and reissue in part. Please revise the last paragraph in this section to undertake to provide, by written or oral request, all information that has been incorporated by reference. In this regard, we note that you have limited your undertaking to only written requests. Refer to Note D.2. of Schedule 14A.
      Goodrich has revised the Proxy Statement on page 76 in response to the Staff’s comment.
     If you have any questions or comments, please do not hesitate to contact me at (216) 586-7302 with respect to the Proxy Statement.
Very truly yours,
/s/ James P. Dougherty
James P. Dougherty

cc:	Donald Field, United States Securities and Exchange Commission Vince Lichtenberger, Goodrich Corporation